

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

Via E-mail
Ofer Haviv
President and Chief Executive Officer
Evogene Ltd.
13 Gad Feinstein Street
Park Rehovot P.O.B. 2100
Rehovot 76121
Israel

>   **Re: Evogene Ltd.**
>   **Amendment No. 2 to**
>   **Confidential Draft Registration Statement on Form F-1**
>   **Submitted July 11, 2013**
>   **CIK number 0001574565**

Dear Mr. Haviv:

We have reviewed your response to our prior comment letter to you dated June 17, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that the prospectus contains a number of blanks. In this regard, we note that the Use of Proceeds section on page 26 and Principal Shareholders table on page 96 contain blanks which may not be omitted pursuant to Rule 430A of the Securities Act. Please update these sections in a future amendment.

2. Before to effectiveness, please file your material agreements and legality opinion for review.

3. Please include a currently dated consent of the independent registered public accounting

firm as an exhibit upon the filing of your Form F-1 registration statement.

Capitalization, page 35

4. We note from the disclosure in the second bullet point on page 35 that the company will complete a reverse stock split immediately prior to the closing of the offering. Please revise the company's earnings per share and related disclosures throughout the registration statement to give retrospective effect to this reverse stock split. Refer to the guidance outlined in paragraph 64 of IAS 33 and SAB Topic 4C.

Contractual Commitments and Contingencies, page 54

5. The amount of liabilities in respect of grants from the Chief Scientist as reflected in the table on page 54 of $4,062 at December 31, 2012 does not agree to the amount reflected in the company's consolidated balance sheet at this date of $3,651. Please reconcile and revise these disclosures.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Joshua G. Kiernan, Esq.